                                                                  EXHIBIT (C)(3)

                             ---------------------

 SELECTED PORTIONS OF PROXY STATEMENT OF J. RAY MCDERMOTT, S.A. DATED JULY 1,
       1998 FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 7, 1998

                             ---------------------

DIRECTORS' ATTENDANCE AND COMPENSATION

     Directors' Attendance and Fees; Insurance. During fiscal year 1998, there were twelve meetings of the Board of Directors of the Company. Each Director attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served. No Director who is also an employee of the Company or any of its subsidiaries is paid by the Company for his services as a Director or as a member of any committee of the Board. All other Directors receive an annual stipend of $20,000 plus a fee of $1,500 for each Board or committee meeting attended and $1,000 for each telephonic Board or committee meeting in which such Director participates.

     The Company also provides travel accident insurance and health care benefits to non-employee Directors under the same terms and conditions applicable to employees.

     Non-Employee Director Stock Plan. The Company has a Non-Employee Director Stock Plan (the "Directors Plan") to encourage stock ownership by Directors, to more closely align the interests of Directors with the Company's stockholders and to provide the Company with an effective means of attracting and retaining qualified individuals to serve on the Board of Directors. The Directors Plan, which is administered by the Board of Directors, permits the Board to grant to Directors who are not employees of the Company or any of its Affiliates stock options and rights to purchase restricted stock in an aggregate of up to 100,000 shares of Common Stock. Options, which are granted at no less than 100% of the fair market value on the date of grant, are fully vested and exercisable on the date of grant and remain exercisable for not more than ten years thereafter. Rights to purchase restricted Common Stock are granted at $1.00 per share.

     Pursuant to the Directors Plan, each eligible Director is granted options to purchase at fair market value 600 shares of Common Stock on the first day of the first year of such Director's term, and 200 shares on the first day of each subsequent year during such term. Pursuant to the Directors Plan, each eligible Director also is granted the right to purchase 300 shares of restricted stock on the first day of the first year of such Director's term, and 100 shares of restricted stock on the first day of each subsequent year during such term. Shares of restricted stock purchased under grants made during a Director's term are subject to transfer restrictions and forfeiture provisions, which generally lapse at the end of such term. In the event of a change in control of the Company, all such restrictions and forfeiture provisions will lapse and options will remain exercisable throughout their term.

     During fiscal year 1998, options to acquire 1,600 shares of Common Stock were granted, and 800 shares of restricted stock were issued, under the Directors Plan.

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as of June 2, 1998 (except as otherwise noted), the number of shares of Common Stock and McDermott International's Common Stock, par value $1.00 per share ("McDermott Common Stock"), beneficially owned by each Director, each Named Executive Officer, as defined in "COMPENSATION OF EXECUTIVE OFFICERS", and all Directors and executive officers of the Company as a group, including shares which such persons have the right to acquire within 60 days pursuant to the exercise of stock options.

                                                                      MCDERMOTT
                                                              COMMON    COMMON
NAME                                                           STOCK     STOCK
----                                                           -----     -----
Rick L. Burdick(1)                                              3,660         0
Gary W. Drinkwater(2)                                           3,110    53,774
Robert L. Howard(3)                                             2,000     2,965
William J. Johnson(4)                                           1,420         0
Kurt S. Nelson(5)                                              15,277    16,810
Fred R. Oehrlein(6)                                            24,415    25,956
Sean C. O'Keefe                                                   880         0
Robert H. Rawle(7)                                             21,902    18,656
Cedric E. Ritchie(8)                                            4,150         0
Roger E. Tetrault(9)                                           36,534   124,431
R. E. Woolbert(10)                                             14,066   155,843
All Directors and executive officers as a group (15 persons)  147,059   481,378


(1) Shares owned by Mr. Burdick include 1,000 shares of Common Stock that may be acquired upon the exercise of stock options as described above, and 400 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(1) Shares owned by Mr. Drinkwater include 2,880 shares of Common Stock and 32,380 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 13,480 restricted shares of McDermott Common Stock as to which he has sole voting power but no dispositive power. Also includes 230 shares of Common Stock and 699 shares of McDermott Common Stock held in The Thrift Plan for Employees of McDermott Incorporated and Participating Subsidiary and Affiliated Companies (the "McDermott Thrift Plan") as of March 31, 1998.

(3) Shares owned by Mr. Howard include 600 shares of Common Stock and 950 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 300 restricted shares of Common Stock and 475 restricted shares of McDermott Common Stock as to which he has sole voting power but no dispositive power.

(4) Shares owned by Mr. Johnson include 200 shares of Common Stock that may be acquired upon the exercise of stock options as described above, and 100 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(5) Shares owned by Mr. Nelson include 10,519 shares of Common Stock and 12,100 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 4,200 restricted shares of Common Stock and 2,500 restricted shares of McDermott Common Stock as to which he has sole voting power but no dispositive power. Also includes 558 shares of Common Stock and 495 shares of McDermott Common Stock held in the McDermott Thrift Plan as of March 31, 1998.

(6) Shares owned by Mr. Oehrlein include 17,345 shares of Common Stock and 17,680 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 6,510 restricted shares of Common Stock and 4,180 restricted shares of McDermott Common Stock as to which he has sole voting power but no dispositive power. Also includes 560 shares of Common Stock and 651 shares of McDermott Common Stock held in the McDermott Thrift Plan as of March 31, 1998.

(7) Shares owned by Mr. Rawle include 14,234 shares of Common Stock and 12,820 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 5,300 restricted shares of Common Stock and 3,840 restricted shares of McDermott Common Stock as to which he has sole voting power but no dispositive power. Also includes 568 shares of Common Stock and 571 shares of McDermott Common Stock held in the McDermott Thrift Plan as of March 31, 1998.

(8) Shares owned by Mr. Ritchie include 1,000 shares of Common Stock that may be acquired upon the exercise of stock options as described above, and 300 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(9) Shares owned by Mr. Tetrault include 104,747 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 8,100 restricted shares of Common Stock and 18,900 restricted shares of McDermott Common Stock as to which he has sole voting power but no dispositive power. Also includes 259 shares of McDermott Common Stock held in the McDermott Thrift Plan as of March 31, 1998.

(10) Shares owned by Mr. Woolbert include 9,616 shares of Common Stock and 101,980 shares of McDermott Common Stock that may be acquired upon the exercise of stock options as described above, and 4,450 restricted shares of Common Stock and 33,175 restricted shares of McDermott Common Stock as to which he has sole voting but no dispositive power. Also includes 1,593 shares of McDermott Common Stock held in the McDermott Thrift Plan as of March 31, 1998.

     Total shares beneficially owned in all cases constituted less than one percent of the outstanding shares of the applicable security, based upon total shares outstanding on June 2, 1998, plus those shares deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act, less any shares held by subsidiaries.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table furnishes information concerning all persons known to the Company to beneficially own 5% or more of any class of voting stock of the Company.

                                                                                                 AMOUNT AND
                                                                                                  NATURE OF
                                                                                                 BENEFICIAL       PERCENT
TITLE OF CLASS                                           NAME AND ADDRESS OF BENEFICIAL OWNER     OWNERSHIP       OF CLASS
--------------                                           ------------------------------------     ---------       --------
Common Stock..........................................   McDermott International, Inc.          24,668,297(1)       60.1%(2)
                                                         1450 Poydras Street
                                                         New Orleans, LA 70112-6050

Series A Preferred Stock (3)..........................   McDermott International, Inc.           3,200,000(4)     100.00%
                                                         1450 Poydras Street
                                                         New Orleans, LA 70112-6050

(1) As reported on a Schedule 13D dated February 9, 1995 filed by McDermott International.

(2) Percent of class based upon the outstanding shares of Common Stock on June 2, 1998, plus those shares deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(3) Entitles holders thereof to one vote per share, voting as a single class with holders of Common Stock.

(4) As footnoted on a Schedule 13D dated February 9, 1995 filed by McDermott International with respect to its ownership of Common Stock.

                      COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

     The following table summarizes the annual and long-term compensation for fiscal years 1998, 1997 and 1996 of the Company's Chief Executive Officer ("CEO") and four highest paid executive officers other than the CEO (collectively, the "Named Executive Officers"). Mr. Tetrault received his salary from McDermott International. Under a services agreement between the Company and McDermott International, the Company is required to pay to McDermott International $2,000,000 annually for the services of certain of McDermott International's executives who also serve as officers of the Company, including the services of Mr. Tetrault as the Company's Chairman and CEO. See "CERTAIN TRANSACTIONS - McDermott International and Affiliates". The table does not provide any compensation information relating to the services that Mr. Tetrault provided as an executive officer of McDermott International.

                          SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION(1)                      LONG-TERM COMPENSATION
                                                   ----------------------                      ----------------------
                                                                                            AWARDS                PAYOUTS
                                                                                            ------                -------
                                                                                                  SECURITIES
                                                                       OTHER                      UNDERLYING                ALL
                                        FISCAL                         ANNUAL       RESTRICTED       STOCK       LTIP      OTHER
NAME                 PRINCIPAL POSITION  YEAR   SALARY     BONUS      COMP.(2)       STOCK(3)       OPTIONS     PAYOUTS   COMP.(4)
----                 ------------------  ----   ------     -----      -------        --------       -------     -------   --------
R.E. Tetrault        Chairman &          1998  $      0   $      0   $      0        $      0         9,500       $0      $    0
                     Chief Executive     1997  $      0   $      0   $      0        $181,238       108,100       $0      $    0
                     Officer

G.W. Drinkwater(5)   Senior VP &         1998  $215,520   $193,968   $---            $      0         8,610       $0      $5,292
                     Group Executive     1997  $ 92,810   $      0   $ 18,238        $      0         8,640       $0      $2,453

K.S. Nelson          VP & Area           1998  $176,280   $141,024   $165,786        $      0         6,110       $0      $5,139
                     Executive           1997  $154,595   $      0   $261,506        $      0         4,450       $0      $4,566
                                         1996  $141,210   $ 19,606   $159,934        $ 52,320         9,570       $0      $4,839

F.R. Oehrlein        VP & Group          1998  $196,620   $176,958   $364,130        $      0         6,810       $0      $5,292
                     Executive           1997  $177,255   $      0   $300,455        $      0         7,590       $0      $5,360
                                         1996  $151,670   $ 21,340   $156,093        $ 82,080        12,170       $0      $4,500

R H. Rawle           President &         1998  $275,040   $302,544     $---          $      0        12,460       $0      $5,228
                     Chief Operating     1997  $192,540   $      0   $107,334        $      0        10,090       $0      $4,614
                     Officer             1996  $157,540   $ 27,412     $---          $ 73,200         9,660       $0      $4,850

_____________________

(1) Includes amounts earned in the fiscal year, whether or not deferred.

(2) The aggregate value of perquisites and other personal benefits are not included if they do not exceed the lesser of $50,000 or 10 percent of the total amount of annual salary and bonus for the applicable fiscal year.
    With respect to Messrs. Nelson and Oehrlein, includes commodities, services, housing, utilities, expenses and tax equalization associated with their international assignments for fiscal years 1998, 1997 and 1996. With respect to Messrs. Drinkwater and Rawle, includes relocation expenses of $16,438 and $104,465, respectively, during fiscal year 1997.

(3) Restricted stock awards were not granted to officers of the Company for fiscal years 1998 and 1997, except for

    Mr. Tetrault, who received a grant of 8,100 restricted shares of Common Stock in fiscal year 1997 in connection with his joining the Company. Restricted stock awards in Common Stock are valued at the closing market price of the Common Stock on the date of grant less any amounts paid by the executive officers for such awards ($1.00 per share). As of March 31, 1998, the total number of restricted shares of Common Stock held by the Named Executive Officers and their market values (based upon the closing market price on March 31, 1998 of $42.125) are as follows: Mr. Tetrault held 8,100 shares valued at $333,113; Mr. Drinkwater held 0 shares; Mr. Nelson held 4,200 shares valued at $172,725; Mr. Oehrlein held 6,510 shares valued at $267,724; and Mr. Rawle held 5,300 shares valued at $217,963. Dividends are not currently paid on the Common Stock. Grants of restricted stock generally vest fifty percent in five years with the remaining fifty percent vesting in three to ten years based on performance. In the event of a change of control of the Company, the Compensation Committee may cause all restrictions to lapse. In fiscal year 1998, instead of granting restricted stock awards, the Company granted performance stock awards, which are more fully described in the table entitled "Long-Term Incentive Plan - Performance Stock Awards in Fiscal Year 1998".

(4) Amounts shown for fiscal year 1998 include company matching contributions to the McDermott Thrift Plan in the amount of $4,800 for each of Messrs. Drinkwater, Nelson, Oehrlein and Rawle and the value of insurance premiums paid by the Company for Messrs. Drinkwater, Nelson, Oehrlein and Rawle in the amounts of $492, $339, $492 and $428, respectively.

(5) Prior to October 1996, Mr. Drinkwater was employed by McDermott International. Compensation information for fiscal year 1997 only reflects amounts received by him from the Company for the six month period between October 1996 and March 1997.

OPTION GRANT TABLE

     Options granted in fiscal year 1998 vest in equal installments of one-half on the first and second anniversaries of the date of grant and expire five years from the date of grant. In general, vesting is contingent on continuing employment with the Company. In the event of a change in control of the Company, the Compensation Committee may accelerate the exercisability of any options outstanding. The following table provides information about option grants to the Named Executive Officers during fiscal year 1998. The Company did not grant any stock appreciation rights to its executive officers during fiscal year 1998.


                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                  POTENTIAL REALIZABLE VALUE AT
                                                                                  ASSUMED ANNUAL RATES OF STOCK
                                   INDIVIDUAL GRANTS                              APPRECIATION FOR OPTION TERM(1)
                          ------------------------------------                    ------------------------------
                         NUMBER OF
                         SECURITIES    % OF TOTAL
                         UNDERLYING      OPTIONS                                       5%               10%
                          OPTIONS     GRANTED TO      EXERCISE      EXPIRATION    ------------      ------------
NAME                      GRANTED     EMPLOYEES(2)    PRICE(3)         DATE       DOLLAR GAINS      DOLLAR GAINS
----                      -------     ------------    --------      ----------    ------------      ------------
R.E. Tetrault
 Common Stock.........        9,500         5.43      $37.5313        02/03/03     $     98,507      $    217,676
G.W. Drinkwater
 Common Stock.........        8,610         4.93      $37.5313        02/03/03     $     89,279      $    197,283
K.S. Nelson
 Common Stock.........        6,110          3.5      $37.5313        02/03/03     $     63,356      $    140,000
F.R. Oehrlein
 Common Stock.........        6,810          3.9      $37.5313        02/03/03     $     70,614      $    156,039
R.H. Rawle
 Common Stock.........       12,460         7.13      $37.5313        02/03/03     $    129,200      $    285,499
All Stockholders(4)...   40,767,828          ---      $37.5313              --     $422,730,015      $934,122,781

__________________
(1) Potential Realizable Value is based on the assumed annual growth rates for each of the grants shown over their five-year option term. For example, if the exercise price is $37.5313, a 5% annual growth rate over five years results in a stock price of $47.90 per share and a 10% rate results in a price of $60.45 per share. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. Zero percent appreciation in stock price will result in no gain.

(2) Based on options to acquire 174,800 shares of Common Stock granted to all employees of the Company during fiscal year 1998.

(3) Fair market value on date of grant.

(4) Total dollar gains based on the assumed annual rates of appreciation indicated in the table and calculated on 40,767,828 outstanding shares of Common Stock on March 31, 1998. The Named Executive Officers' gains as a percentage of the total dollar gains shown for all stockholders is .11%

Option Exercises and Year-End Value Table

  The following table provides information concerning the exercise of stock options during fiscal year 1998 by each of the Named Executive Officers and the value at March 31, 1998 of unexercised options held by such individuals. The value of unexercised options reflects the increase in market value of the Common Stock from the date of grant through March 31, 1998 (when the fair market value of the Common Stock was $42.125 per share). The actual value realized upon option exercise will depend on the value of the Common Stock at the time of exercise.

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES

                                                      TOTAL NUMBER OF                 TOTAL VALUE OF
                         NUMBER OF                 SECURITIES UNDERLYING        UNEXERCISED, IN-THE-MONEY
                          SHARES                  UNEXERCISED OPTIONS HELD     OPTIONS HELD AT FISCAL YEAR-END
                         ACQUIRED                    AT FISCAL YEAR-END
                            ON        VALUE     ----------------------------   ----------------------------
NAME                     EXERCISE    REALIZED   EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                     --------    --------   -----------    -------------   -----------    -------------
R.E. Tetrault
 Common Stock.....           0         --$       36,034*          81,566       $675,638      $1,394,878
G.W. Drinkwater
 Common Stock.....           0         --$        2,880           14,370       $ 49,500      $  138,552
K.S. Nelson
 Common Stock.....           0         --$        8,924           15,456       $189,527      $  241,337
F.R. Oehrlein
 Common Stock.....           0         --$       15,317           19,983       $316,919      $  324,626
R.H. Rawle
 Common Stock.....           0         --$       12,624           25,626       $257,508      $  336,658

____________________

* Mr. Tetrault exercised options to acquire 36,034 shares of Common Stock after March 31, 1998 and prior to the date of this Proxy Statement.

PERFORMANCE STOCK AWARDS IN FISCAL YEAR 1998

     The following table provides information concerning performance stock awards of restricted shares made to each of the Named Executive Officers during fiscal year 1998.

                            LONG-TERM INCENTIVE PLAN - PERFORMANCE STOCK AWARDS
                                            IN FISCAL YEAR 1998*

                                               NUMBER OF
                                              PERFORMANCE  PERFORMANCE
NAME                                            SHARES        PERIOD
----                                            ------        ------
R.E. Tetrault...................                 3,450       2 years
G.W. Drinkwater.................                 3,450       2 years
K.S. Nelson.....................                 2,350       2 years
F.R. Oehrlein...................                 2,620       2 years
R.H. Rawle......................                 4,760       2 years


* No shares are issued by the Company at the time of the performance stock award (2/3/98). Actual number of shares issued to an executive will be based on the change in the market price of the Common Stock two years after the date of the award. The number of shares to be received by an executive, if any, is determined on the second anniversary of the award date by calculating the difference between the fair market value of the Common Stock (based upon the preceding 30 trading day average) and the fair market value of the Common Stock on the award date. The difference is multiplied by that number of shares in an executive's award, and the resulting product is divided by the fair market value of the Common Stock as of the second anniversary of the award date, calculated as described above. The resulting number is added to (in the case of an increase in share price) or subtracted from (in the case of a decrease in share price) the number of shares in an executive's applicable award. The award, as adjusted (to the extent not reduced to zero), is then issued to the executive as restricted stock as of the second anniversary of the award date, for which the executive is required to pay $1.00 per share. The restricted stock vests two years thereafter. Prior to vesting, such restricted stock is nontransferable and subject to forfeiture under certain circumstances.

RETIREMENT PLANS

     Pension Plan. Officers of the Company (other than those who are also officers of McDermott International, McDermott Incorporated or The Babcock & Wilcox Company, such as Mr. Tetrault) and all regular full time employees of the Company or certain of its subsidiaries, except certain non-resident alien employees who are not citizens of a European Community country or do not earn income in the United States, Canada or the United Kingdom, were covered under The Retirement Plan for Employees of J. Ray McDermott Holdings, Inc. (the "J. Ray McDermott Retirement Plan"). Mr. Tetrault and other employees of McDermott International, McDermott Incorporated or The Babcock & Wilcox Company who also serve as officers of the Company receive their salaries from these other companies and are covered under these companies' retirement plans. Employees do not contribute to the J. Ray McDermott Retirement Plan and company contributions are determined on an actuarial basis. Generally, an employee must be employed by the Company or a subsidiary for one year prior to participating in the plan and must have five years of continuous service to vest in any accrued benefits under the plan. To the extent that benefits payable under these qualified plans are limited by Section 415(b) or 401(a)(17) of the Internal Revenue Code, pension benefits will be paid directly by the Company or a subsidiary under the terms of the unfunded excess benefit plans maintained by them (the "Excess Plans").

     The following table shows the annual benefit payable under the J. Ray McDermott Retirement Plan at age 65 (the normal retirement age) to employees retiring prior to April 1, 1998 in accordance with the lifetime only method of payment and before profit sharing plan offsets. Benefits are based on the formula of a specified percentage (dependent on years of service) of average annual basic earnings (exclusive of bonus and allowances) during the 60 consecutive months out of the ten years prior to retirement in which such earnings were highest ("Final Average Earnings") less a specified percentage of anticipated social security benefits, plus a fixed pension supplement. As of March 31, 1998, Messrs. Drinkwater, Nelson, Oehrlein and Rawle had Final Average Earnings and years of credited service as follows: $173,108 and 24.2 years, $142,617 and 26.11 years, $158,450 and 26.3 years, and $176,101 and 19.6 years, respectively, under the J. Ray McDermott Retirement Plan. Unless elected otherwise by the employee, payment will be made in the form of a joint and survivor annuity of equivalent actuarial value to the amount shown below.

                       J. RAY MCDERMOTT RETIREMENT PLAN

FINAL       ANNUAL BENEFITS AT AGE 65 FOR YEARS OF SERVICE INDICATED
AVERAGE   ---------------------------------------------------------------------
Earnings     10        15        20        25        30         35         40
--------  -------   -------   -------   -------   -------   --------   --------
100,000   $14,106   $21,097   $28,088   $35,080   $42,071   $ 49,062   $ 56,054
125,000    18,272    27,347    36,422    45,496    54,571     63,646     72,720
150,000    22,439    33,597    44,755    55,913    67,071     78,229     89,387
175,000    30,772    46,097    61,422    76,746    92,071    107,396    122,720
200,000    30,772    46,097    61,422    76,746    92,071    107,396    122,720

     Supplemental Executive Retirement Plan. The Company is a participating employer in McDermott International's Supplemental Executive Retirement Plan (the "SERP"), and as a result, the SERP covers certain officers of the Company as well as officers of McDermott International and other designated companies. Generally, retirement benefits are based upon a specified percentage (determined by age, years of service and date of initial participation in the SERP) of final 3-year average cash compensation (salary plus supplemental compensation for the highest three out of the last ten years of service) or 3-year average cash compensation prior to SERP scheduled retirement date, whichever is greater. The maximum benefit payable to any officer that is an employee of the Company may not exceed 60-65% (dependent upon date of initial participation in the SERP) of such 3-year average cash compensation. Payments under the SERP will be reduced by an amount equal to pension benefits payable under any other retirement plan maintained by the Company, any of its subsidiary companies or any previous employer. A death benefit is also provided under the SERP. Before giving effect to such reductions, the approximate annual benefit payable under the SERP to Messrs. Drinkwater, Nelson, Oehrlein and Rawle at retirement age as stated in the SERP is 60% of each such person's final 3-year average cash compensation. No officer of McDermott International who also served as an officer of the Company during fiscal year 1998, including Mr. Tetrault, will receive a benefit under the SERP as a result of his service as an officer of the Company. Such officers, however, may receive a benefit under the SERP as a result of their service as executive officers of McDermott International based upon the salary and bonus paid to them by such company.

     A trust (the assets of which constitute corporate assets) has been established, which is designed to ensure the payment of benefits arising under the SERP, the Excess Plans and certain other contracts and arrangements (collectively, the "Plans") in the event of an effective change in control of the Company. Although the Company would retain primary responsibility for such payments, the trust would provide for payments to designated participants, in the form of lump sum distributions, if certain events occur following an effective change in control of the Company, including but not limited to the failure by the Company to make such payments and the termination of a participant's employment under certain specified circumstances. In addition, with respect to benefits which otherwise would have been paid in the form of an annuity, the trust provides for certain lump sum equalization payments which, when added to the basic lump sum payments described above, would be sufficient, after payment of all applicable taxes, to enable each active participant receiving a lump sum distribution to purchase an annuity that would provide such participant with the same net after-tax stream of annuity benefits that such participant would have realized had he retired as of the date of the lump sum distribution and commenced to receive annuity payments at that time under the terms of the applicable Plan, based on salary and service factors at the time of the effective change in control. With respect to designated participants who retire prior to an effective change in control and who receive a basic lump sum distribution under the circumstances described above, the trust provides for similar lump sum equalization payments, based on salary and service factors at the time of actual retirement.

                             CERTAIN TRANSACTIONS

MCDERMOTT INTERNATIONAL AND AFFILIATES

     McDermott International owns approximately 60% of the outstanding shares of Common Stock and all of the 3,200,000 outstanding shares of Series A Preferred Stock of the Company, which represents approximately 63% of the voting stock of the Company. As a result, McDermott International, either directly or through its subsidiaries and affiliates other than the Company and its subsidiaries (collectively, the "McDermott Group"), has provided and, subject to the continuing approval of the Independent Committee, will continue to provide various services to the Company and its subsidiaries in an effort to reduce duplicative costs, overhead and resources.

     Services Agreement and other Administrative Charges. Under the terms of a Services Agreement, McDermott International provides certain services to the Company, based primarily upon a predetermined annual fee for each such service. Such services include accounting and financial reporting, treasury and financing, tax administration and research, human resources, risk management, public and investor relations, executive officer, legal and corporate secretary, business planning and analysis, purchasing and procurement, and project management services. For fiscal year 1998, the Company paid to McDermott International approximately $13.1 million under the Services Agreement.

     During the same period, McDermott International and other members of the McDermott Group also provided other administrative services, including investment portfolio management, data processing development, telecommunication and lobbying services, and shared office space to the Company for which it paid to McDermott International approximately $5.2 million.

     The Independent Committee of the Board reviews the services provided by McDermott International and other members of the McDermott Group to the Company and its subsidiaries on an annual basis. After consultation with McDermott International and giving due consideration to the legal obligations of McDermott International, the Company may seek the provision of any of the above described services from third parties if the Board of Directors of the Company, after receiving the recommendation of the Independent Committee of the Board, determines that obtaining such services from third parties is in the best interests of the Company.

     Other Arrangements and Transactions. During fiscal year 1998, the Company and its subsidiaries purchased from McDermott International and other members of the McDermott Group approximately $8.9 million of other services, on an as requested basis, the costs of which were based on charges to unrelated parties for similar work. Such services relate primarily to technology development and research, and engineering, procurement and construction services on a power plant project. During the same time period, the Company and its subsidiaries provided marine construction and engineering services to McDermott International and its subsidiaries, on the same basis, for which the Company recognized revenue in the amount of approximately $22 million.

     While the Company's employee liability, comprehensive general liability, property, marine and other insurance programs are placed through commercial insurance carriers, substantially all of such employee liability exposure is reinsured, and significant deductibles under the Company's other insurance programs are insured, by wholly-owned insurance subsidiaries of McDermott International. The premiums charged by such insurance subsidiaries of McDermott International for such insurance are primarily based on claims experience and forecasted future activities of the Company and its subsidiaries. Management believes that this approach is more cost-effective than other alternatives as there is generally no commercial market for insurance on the same economic terms for these types of exposures.

     Effective November 30, 1997, the Company acquired from McDermott International its 60% interest in Tallares Navales del Golfo S.A. de C.V., which operates a shipbuilding and repair business in Vera Cruz, Mexico, for approximately $19.7 million.

     Effective December 31, 1997, the Company also acquired from McDermott International (a) its 50% interest in McDermott Engineering Houston, LLC (an offshore and onshore engineering and design company) for approximately $2.9 million and (b) Menck GmbH (a manufacturer of marine and onshore pile-driving hammers and associated equipment) for approximately $5.6 million and the assumption of $6.7 million in liabilities.

     All of these transactions were negotiated at arms-length by the parties and, to the extent required, approved by the Independent Committee of the Board.

     Series A Preferred Stock. During fiscal year 1998, McDermott International as the sole holder of all of the outstanding Series A Preferred Stock of the Company received quarterly dividend payments totalling $7.2 million from the Company.